Letter to Investors to Accompany Investor Choice Tender Notice

Dear Investors,

Last quarter, we shared with you our intention to develop a plan to allow you to choose among several options involving your investment in The Endowment Fund. Over the last several months, we have worked with intermediaries, liquidity providers, and regulatory authorities to deliver on that plan. We are happy to announce that this letter accompanies a tender offer form that will allow you to choose the option that is right for you and your investment portfolio.

In accordance with the plan we have developed, you have a choice among three options. You may also select a mix of these options, allocating portions of your investment across the different strategies.

Option 1: Remain invested in The Endowment Fund, an actively managed core alternatives vehicle with a focus on difficult-to-access and niche alternative strategies with low correlation to equities. This is the default option – if you do not make an election, you will stay invested in the actively managed fund.

Option 2: Enter into a liquidating fund (referred to as the Passively Managed Fund, or PMF) that will distribute cash as the underlying assets of the current portfolio are liquidated. We expect that process to take up to ten years. If you choose this option, you would tender your interest in The Endowment Fund in exchange for shares in the PMF. We refer to this process as the TEF tender offer. Investors who wish to participate in Option 2 must qualify as an Accredited Investor as defined in the tender offer materials.

Option 3: Sell your PMF investment for cash at a discount to NAV. The PMF Fund will offer to repurchase your shares at a discount reflecting an agreement by the PMF Fund to sell its investment to a third-party buyer that was selected through a formal competitive bidding process. An institutional broker, Park Hill Group, LLC, was engaged to run an auction, in which thirteen prospective buyers worked alone or together to produce seven unique bids. Under Option 3, you would first participate in the TEF tender process described in Option 2 above, and then choose to participate in PMF’s repurchase offer. PMF will repurchase your shares based on selling its investment at a corresponding discount to the winning bidder, HarbourVest – Origami Structured Solutions L.P., at the tender offer price outlined below and in the enclosed tender offer solicitation. We currently expect investors who elect Option 3 to receive cash payment of the net proceeds of the sale in mid-May, 2014, subject to possible extension for completion of the sale as described below. We refer to this process as the PMF early liquidity offer.

Please be aware that events outside of the Fund’s control may impact the timing of these tender offers. The underlying general partners (the managers of the portfolio funds in which The Endowment Fund invests) must approve the split of those investments between The Endowment Fund and the Passively Managed Fund. It is possible that a sufficient amount of the underlying general partners may decline or defer until June 30, 2014, which would delay the transaction until that date. Additionally, there is a minimum take up condition in the PMF early liquidity offer which stipulates that in the event participation in Option 3 is less than 20%, the transaction may not occur. In that case, investors who select Option 3 will remain invested in the Passively Managed Fund. Please review the tender offer materials carefully, as they contain important disclosures in this regard.

Please pay particular attention to the response deadlines contained in the accompanying tender offer materials. If you do not make an election, the default will be remaining in The Endowment Fund under Option 1.

Comparison of Tender Options

	Option 1: The Endowment Fund (Continuing Option)	Option 2: Passively Managed Fund (Long Term Wind-Down)	Option 3: Early Liquidity Offer (Cash at Closing)
Investment Strategy	Core Alternatives	Core Alternatives w/ Private Equity Focus	None
Investment Approach	Actively Managed	Liquidating Only	None
New Investments	Yes	None	None
Active Asset Allocation	Yes	None	None
Opportunistic Investments	Yes	None	None
Tenders	Limited Tender Process[1]	None	None
Distributions	None	Quarterly as Available	Single, Up-Front
Management Fee	1.00%	0.70% for the first six quarters, 0.40% thereafter	None
Servicing Fee	1.00%	0.50% for the first six quarters, 0.40% thereafter	None
Discounted NAV	N/A	N/A	87%[2]

Option 1: The Endowment Fund (Actively Managed)

We are excited about the opportunities ahead for the actively managed Endowment Fund. We have confidence that a core alternatives strategy focused on niche private investment funds and difficult-to-access hedge fund strategies with low correlation to equities can serve an important diversifying role in the typical investor’s public equity-oriented portfolio. We believe that the private portion of the Fund holds a mature and varied portfolio of investments, diversified by industry, region, vintage and investment stage that could not be built or bought elsewhere. The Endowment Fund is currently positioned as follows:

	Asset Classes	Current Allocation (as of 12/31/2013)	Allocation Range
Private Investments	Equity	63%	Typically 50-80%
	Energy
	Real Estate
Hedge Funds	Macro/Trading	37%	Typically 20-50%
	Relative Value
	Event Driven

[1]	Liquidity will be provided via periodic tender offer process as approved quarterly by the Board. The first tender offer is expected to take place no earlier than 4Q2014. Future tender offers may be as frequent as quarterly or as infrequent as annually.
[2]	Investors who elect Option 3 may expect to receive 87% of their NAV as calculated on 9/30/2013, subject to certain adjustments as described in the tender offer materials. These adjustments are currently estimated to have a -2.3% to -3.7% impact on the price received, but may differ based on factors described in the tender offer materials.

Beyond the current positions, we are excited about the future of the strategy as well. The actively managed Endowment Fund will continue to seek new investment opportunities across the core alternatives spectrum. In practice, we expect the Fund to be tilted toward a mid-market approach to private markets, where we believe smaller investors are challenged to build sufficiently diversified portfolios. The Fund is also positioned to access seeding opportunities and early-stage investments that allow Endowment Fund investors to capture more economics and reduce overall fees. Additionally, the Adviser has made steady progress on identifying managers in the hedge fund space who can potentially deliver returns in a lower, more fee-efficient manner.

As part of our commitment to and enthusiasm about the portfolio, we are also pleased to inform you that the Adviser has redeemed the interest formerly held by Morgan Creek Capital Management. The Adviser is now wholly-owned by Salient, and the Salient team (as associated persons of the Adviser) has sole management of the portfolio.

The investment team is experienced and benefits from a variety of backgrounds. Chief Investment Officer, Lee Partridge, served in an executive role for the Teacher Retirement System of Texas, one of the largest public pension plans in the country. Chief Risk Officer, Ben Hunt, was formerly an equity long/short portfolio manager. Portfolio Manager, Bill Enszer, has run multi-manager portfolios for Salient for several years, and did so previously at Redstone Asset Management, as well. Deputy Chief Investment Officer, Rusty Guinn, was the Director of Texas Teachers’ $12 billion Strategic Partnerships program, a multi-asset portfolio spanning a similar range of public and private investments. Director of Investments, Todd Centurino, was the Portfolio Manager for Texas Teachers’ multi-billion dollar equity market neutral and long/short equity portfolios. These professionals are supported by a team of ten investment and due diligence professionals in the management of The Endowment Fund and the other more than $2 billion in alternative investments overseen by Salient and its affiliates.

In summary, we believe that the actively managed Endowment Fund, focused on difficult-to-access and niche alternative strategies with low correlation to equities, led by a team of experienced investment professionals, continues to serve as a viable core alternative allocation in investors’ portfolios.

You should read carefully the updated Private Placement Memorandum of The Endowment Fund included in your tender offer materials prior to making a decision as to whether to remain invested in The Endowment Fund. If you take no action, you will remain invested in The Endowment Fund by default. Your investment will not be discounted in any way.

Option 2: The Passively Managed Fund (Long Term Wind-Down)

Investors who elect the Passively Managed Fund will receive an approximately pro rata portion of the portfolio they own through their investment in The Endowment Fund as of the closing date. Unlike Option 1, however, the Passively Managed Fund will include no new investments and will emphasize providing investor liquidity over time. Investors in the PMF should expect the following:

•	As soon as practicable after the acceptance of interests for purchase in the tender offer, the Adviser will seek to redeem all underlying funds for which it is possible to do so. For underlying funds with lock-up periods, redemptions will be submitted as soon as it is possible. We expect that this will accelerate liquidity of a significant portion of the hedge fund portfolio in 2014.

•	Any distributions of capital or redemptions from underlying managers will be distributed to investors on a quarterly basis, subject to the Fund holding up to 5% in cash to back future capital commitments, a minimum quarterly distribution of $10 million, and payment of fees and expenses associated with the Fund. We expect that complete liquidation of the PMF will take up to 10 years.

•	The Fund must continue to honor commitments of capital to private markets funds; other than funding these investments and cash management, no new investments will be made.

Option 3: Early Liquidity Offer (Cash at Closing)

As noted above, we developed an option for shareholders to fully and quickly liquidate their investment as part of a tender offer. Investors who choose to participate in Option 3 would be able to fully liquidate their TEF holdings in the coming months.

The process would include (1) participating in the TEF tender offer that exchanges TEF interests for PMF interests, and (2) participating in the PMF early liquidity offer, in which PMF will purchase those PMF shares for cash. Please see the enclosed tender solicitation materials for a complete description of that offer and the related process.

•	As noted in the enclosure, the cash price to be paid in the PMF early liquidity offer will be calculated on the basis of TEF’s September 30, 2013 net asset value. The reason for the September 30 NAV “as of” date is that the competitive bidding process required significant lead time for due diligence, bidding, regulatory matters, and contract negotiation.

•	This purchase price will be subject to adjustments based on cash flows out of The Endowment Fund between September 30, 2013 and the closing date of the transaction and certain expenses of the transaction. Please carefully review the tender offer materials to understand each of these adjustments and our estimates of their potential impact on proceeds.

•	Third party purchasers are in a position to purchase interests in the Passively Managed Fund equivalent to as many interests as investors wish to sell to PMF in the PMF early liquidity offer. If you wish to tender your entire interest (or a portion thereof) at the PMF early liquidity, you may do so.

•	The cash proceeds from this option are expected to be paid out in mid-May, 2014, subject to possible extension for completion of the sale.

As you consider each of these options, we urge you to thoroughly review the tender offer materials, including supplemental disclosures of portfolio positions, to make your decision among these options. Consider in particular certain potential tax implications. Selling your interest at a discount in accordance with Option 3 does not necessarily mean that it will be treated as a capital loss, since your account may still have accrued unrealized gains over the full investment period. For those who elect Option 3, you should expect a tax estimate in April, subject to possible extension for completion of the sale, and final K-1s in 2015.

Investors are advised to read the Fund’s tender offer statement when it is available because it contains important information. Investors are further advised that they can obtain the tender offer statement and other filed documents free of charge at the Securities and Exchange Commission’s web site (www.sec.gov). In addition, the Fund will send investors copies of the tender offer statement and related documentation free of charge.

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